SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*


                     Central Newspapers, Inc.
                         (Name of Issuer)

              Class A Common Stock, Without Par Value
                  (Title of Class of Securities)

                            154647 10 1
                          (CUSIP Number)

                          T. Alan Russell
               8335 Allison Pointe Trail, Suite 300
                    Indianapolis, IN 46250-1687
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           May 20, 1997
      (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
   following box [   ].

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                 (Continued on following page(s))

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  154647 10 1

(1)  Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Liberty Fund, Inc.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [    ]
   (b)  [    ]

(3)  SEC                              Use                              Only
     ___________________________________________________________

(4)  Source of Funds (See Instructions)   00 (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)   [   ]

(6)  Citizenship or Place of Organization     INDIANA

(7)  Number of Shares Beneficially Owned by Each Reporting
     Person With Sole Voting Power:  2,389,500

(8)  Number of Shares Beneficially Owned by Each Reporting
     Person With Shared Voting Power:  -0-

(9)  Number of Shares Beneficially Owned by Each Reporting
     Person With Sole Dispositive Power:  2,389,500

(10) Number of Shares Beneficially Owned by Each Reporting
     Person With Shared Dispositive Power:  -0-

(11) Aggregate Amount Beneficially Owned by each Reporting
     Person    2,389,500

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions) [  ]

(13) Percent of Class Represented by Amount in Row (11)  10.3%

(14) Type of Reporting Person (See Instructions)     CO

ITEM 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, without par value (the "Common Stock"), of Central Newspapers, Inc. (the "Issuer"), an Indiana corporation, whose principal executive offices are located at 135 North Pennsylvania Street, Suite 1200, Indianapolis, Indiana 46204.

     The percentage of beneficial ownership reflected in this Schedule 13D is based upon 23,218,111 shares of Common Stock outstanding on April 25, 1997.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c)

Name:                                     Liberty Fund, Inc.
State of Incorporation:                   Indiana (not-for-profit corporation)
Address of Principal Business:            8335 Allison Pointe Trail, Suite 300
                                          Indianapolis, IN 46250-1687
Address of Principal Office:
                                          Same as principal business address
Present Principal Business:               To receive and maintain funds of real
                                          or personal property, or both, and to
                                          use and apply the whole or any part of
                                          the income therefrom and the principal
                                          thereof exclusively for educational
                                          purposes as defined by Section
                                          501(c)(3) of the Revenue Code of 1986,
                                          as amended, either directly or by
                                          contributions to organizations duly
                                          authorized to carry on educational
                                          activities.  Such education concerns
                                          itself with human liberty.

     (d) During the last five years, Liberty Fund, Inc. has not been convicted in any criminal proceeding.

     (e) During the last five years, Liberty Fund, Inc. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against Liberty Fund, Inc., enjoining Liberty Fund, Inc. from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Liberty Fund, Inc. ("Liberty Fund") is an Indiana not-for-profit corporation which received 1,242,600 shares of Common Stock on May 20, 1997 from the Estate of Enid Goodrich. Prior to the distribution from the Estate of Enid Goodrich, Liberty Fund beneficially owned 1,146,900 shares of Common Stock generally accumulated through lifetime gifts and bequests from other members of the Goodrich family.

ITEM 4.   PURPOSE OF TRANSACTION.

     As described above, Liberty Fund acquired 1,242,600 shares of Common Stock on May 20, 1997, pursuant to the distribution from the Estate of Enid Goodrich. As a result of the distribution, Liberty Fund's aggregate beneficial ownership of Common Stock is as described below in Item 5(a). In April 1997, Liberty Fund entered into an agreement with the Issuer to sell 763,167 shares of Common Stock to Issuer at $49.50 per share (the "Goodrich Repurchase"). The Goodrich Repurchase was consummated on May 20, 1997. The Issuer has also agreed to use its best efforts to assist Liberty Fund in selling all but 100,000 of its remaining shares of Common Stock in a secondary public offering. The Issuer has filed a registration statement on Form S-3 with the Securities and Exchange Commission pursuant to which Liberty Fund intends to sell up to 1,526,333 shares of Common Stock. Liberty Fund does not have any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, a reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to the above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b).  The beneficial ownership of Liberty  Fund  is  set forth
     below.   Liberty  Fund  has  sole  voting  and  dispositive power with respect to all of the shares indicated below.

                            Number              Percent
                           OF SHARES           OF CLASS
Liberty Fund               2,389,500             10.3%

     (c) With the exception of the Goodrich Repurchase, Liberty Fund has not effected any transaction in the Common Shares of the Issuer in the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 4 above, in April 1997, Liberty Fund entered into an agreement with the Issuer to sell 763,167 shares of Common Stock to the Issuer at $49.50 per share (the "Goodrich Repurchase"). The Goodrich Repurchase was consummated on May 20, 1997. In addition, the Issuer has agreed to use its best efforts to assist Liberty Fund in selling all but 100,000 of its remaining shares of Common Stock in a secondary public offering. See Item 4 above.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     None.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               LIBERTY FUND, INC.


                               By:       /S/ T. ALAN RUSSELL
                                    T. Alan Russell, Chairman
                                    and Chief Executive Officer

                                    Dated:   May 29, 1997